[redacted]

09058334

OMMISSION

Mail Processing Section

FEB 27 2009

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AXA Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas J. Gismondi 201 - 743-5073
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AB 3/16

OATH OR AFFIRMATION

I, Nicholas J. Gismondi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXA Distributors, LLC, as of December 31,2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Chief Financial Officer

Title

Notary Public

ORCHID GARBUTT
Notary Public, State of New York
No. 01GA6049018
Qualified in Kings County
Certificate Filed in New York County
Commission Expires Oct. 2, 2010

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flow.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Index
December 31, 2008

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Member of
AXA Distributors, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's capital and cash flows present fairly, in all material respects, the financial position of AXA Distributors, LLC (the "Company") at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2009

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	52,859,017
Prepaid commissions		2,777,760
Receivable from trusts		3,448,366
Receivable from affiliate, net		395,307
Total assets	$	59,480,450
Liabilities and Member's Capital		
Payable to bank	$	467,786
Payable to affiliates, net		18,967,445
Payable to brokers		21,288,385
Accounts payable, accrued expenses and other liabilities		559,687
Total liabilities		41,283,303
Member's capital, net		18,197,147
Total liabilities and member's capital	$	59,480,450

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Operations
Year Ended December 31, 2008

Revenues	
Commission revenues	$ 686,423,756
Fee income from affiliates	80,737,697
Fee income from trusts	107,034,068
Interest income	1,126,320
Total revenues	875,321,841
Expenses	
Commission expenses	686,423,756
Administrative and personnel service charges from affiliates	187,864,007
Total expenses	874,287,763
Income before income tax	1,034,078
Income tax expense	361,927
Net income	$ 672,151

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Changes in Member's Capital
Year Ended December 31, 2008

	Member's Capital	Accumulated Deficit	Member's Capital
Balance at January 1, 2008	$ 31,842,615	$ (14,317,619)	$ 17,524,996
Net income	-	672,151	672,151
Balance at December 31, 2008	$ 31,842,615	$ (13,645,468)	$ 18,197,147

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 672,151
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in operating assets	
Prepaid commissions	1,619,862
Receivable from trusts	1,912,146
Receivable from affiliate, net	2,254,359
Increase (decrease) in operating liabilities	
Payable to bank	(1,200,190)
Payable to affiliates, net	13,247,335
Payable to brokers	247,469
Accounts payable, accrued expenses and other liabilities	470,000
Net cash provided by operating activities	19,223,132
Net increase in cash and cash equivalents	19,223,132
Cash and cash equivalents	
Beginning of year	33,635,885
End of year	$ 52,859,017
Supplemental disclosures	
Income taxes paid	$ 575,483

The accompanying notes are an integral part of these financial statements.

1. Organization

AXA Distributors, LLC (the "Company") is a wholly owned subsidiary of Equitable Holdings, LLC ("Holdings"). Holdings is a wholly owned subsidiary of AXA Equitable Life Insurance Company ("AXAEQ"). AXAEQ is a wholly owned indirect subsidiary of AXA Financial, Inc. ("AXF"), whose ultimate parent is AXA, a French based holding company for an international group of insurance and related financial service companies.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a licensed insurance agency.

The Company engages in the distribution of fixed and variable annuity and life insurance products issued by AXAEQ, MONY Life Insurance Company ("MONY"), MONY Life Insurance Company of America ("MLOA") and U.S. Financial Life insurance Company ("USFL") all of which are affiliated entities, through third party securities firms, financial planners, banks and brokerage general agents. The Company also distributes shares of EQ Advisors Trust and AXA Premier VIP Trust ("Trusts"), open-end management investment companies managed by AXAEQ, to AXAEQ, MONY and MLOA separate accounts in connection with the sale of variable annuities and life insurance contracts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The Company estimates that the fair value of receivables and payables approximates their carrying value, due to their short term nature.

Accounting & Reporting Developments

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 157, "Fair Value Measurements" ("FAS 157"), which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under FAS 157, fair value measurements are not adjusted for transaction costs. FAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of the fair value measures on earnings. The adoption of FAS 157 did not have an impact on the Company's Statement of Financial Condition or Statement of Operations.

Revenue Recognition
Commission revenue is recognized when an affiliated insurer initiates a new contract through third parties and when the related commission expense is recognized. In addition, commission revenue is also recognized when commission expense is incurred for the continuation of contracts issued in prior years.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2008 the cash held at banks exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits.

Investments in money market funds are considered cash equivalents. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2008 includes an investment in a money market fund of $52,254,459. The majority of the Company's cash equivalents is held at a major U.S. financial institution. Given this concentration, the Company may be exposed to certain credit risk. Interest income is accrued as earned.

Prepaid Commissions
Prepaid commissions represent advance payments to brokers related to fixed and variable annuity and life insurance products when a contract has been signed and the premium has yet to be received. If the related premium is not received, the commission will be returned.

Payable to Bank
Payable to bank represents checks issued prior to December 31, 2008 that remain outstanding as of December 31, 2008.

Payable to Brokers
Payable to brokers represent commissions for sales of fixed and variable annuity and life insurance products, which are unpaid as of December 31, 2008.

Off-Balance Sheet Risk
In the normal course of business, the Company enters into contracts that contain a variety of representations and general indemnifications. However, based on experience, the Company expects any risk of loss from these arrangements to be remote.

3. Shared-Based Compensation

Certain employees of AXAEQ, who perform services, on a full-time basis, for the Company participate in various stock option and stock purchase plans sponsored by AXF. AXF accounts for these plans under FASB Statement No. 123 (R), "Share-Based Payment". The Company was allocated $2,302,784 of compensation costs under the specific identification method, for employee stock options and employee stock purchase plans during 2008.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. As of December 31, 2008, the Company had net capital of $10,530,625 which exceeded required net capital of $2,752,220 by $7,778,405. The Company's ratio of aggregate indebtedness to net capital was 3.92 to 1.

5. Transactions with Affiliates

As discussed in Note 1, the Company distributes fixed and variable annuity contracts and life insurance policies issued by AXAEQ, MONY, MLOA and USFL from which it receives compensation in accordance with its Distribution Agreements with these carriers. The compensation is reflected in Commission revenues and Fee income from affiliates. Commission revenues are amounts paid by AXAEQ, MONY, MLOA and USFL to the Company for commission expenses incurred by the Company. Additional amounts received by the Company are included in Fee income from affiliates.

Pursuant to distribution agreements with the Trusts, the Company receives distribution fees from the Trusts on average net assets attributable to certain classes of Trusts' shares issued in connection with the sale of AXAEQ variable annuity and life insurance contracts.

Pursuant to an Agreement for Cooperative and Joint Use of Personnel, Property and Services, AXAEQ provides the Company with the personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2008, the Company reimbursed AXAEQ $187,864,007 including state tax expense of $668,053, for the cost of providing such services.

Receivable from affiliate, net includes a receivable from AXF of $395,307 for personnel related expenses.

Payable to affiliates, net includes a payable to AXAEQ of $42,962,804 for administrative and personnel service charges, offset by a receivable from AXAEQ of $24,067,774 for commissions and fees. In addition, the Company has a payable to MLOA of $72,415 for reimbursement of fees.

6. Commitments and Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For certain specific matters, the Company has provided reserves for the estimated costs to be incurred of $650,000 included in Payable to affiliates, net in the Statement of Financial Condition. While the ultimate outcome of these matters cannot be predicted with certainty, in the opinion of management, no such matter is likely to have a material adverse effect on the Company's financial position.

7. Taxes

As a single member limited liability company, the Company is treated as a division of AXAEQ for federal and most state income tax purposes, and not as a separate taxable entity. Under a tax sharing agreement, AXAEQ allocates to the Company its share of the consolidated Federal tax expense or benefit based upon the principles of separate company calculations as though the Company was treated as a separate taxpayer. State taxes are allocated to the company on the basis of actual taxes incurred by the Company. The Statement of Financial Condition includes a federal income tax payable of $361,927 which is classified within Payable to affiliates, net. In addition, the Company has a revenue based state tax payable of $490,000, which is classified within Accounts payable, accrued expenses and other liabilities.

As of December 31, 2008 the Company has no liability for uncertain tax positions under FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes."

AXA Distributors, LLC

(A wholly owned subsidiary of Equitable Holdings, LLC)

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008 **Schedule I**

Net capital		
Total member's capital	$	18,197,147
Nonallowable assets		
Prepaid commissions		2,777,760
Receivable from Trusts		3,448,366
Receivable from affiliate, net		395,307
Net capital before haircuts on securities position		11,575,714
Haircuts on cash and cash equivalents		1,045,089
Net capital	$	10,530,625
Computation of basic net capital requirement		
Aggregate Indebtedness	$	41,283,303
Minimum capital required (the greater of $25,000 or 6 2/3% of aggregate indebtedness)	$	2,752,220
Capital in excess of minimum requirements	$	7,778,405
Ratio of aggregate indebtedness to net capital		3.92 to 1

There are no differences between the above computations and those included in the Company's unaudited Focus report as of December 31, 2008, as amended and filed on February 20, 2009.

AXA Distributors, LLC

(A wholly owned subsidiary of Equitable Holdings, LLC)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008 **Schedule II**

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of the Rule.

PRICEWATERHOUSECOOPERS

SEC Mail
Mail Processing
Section

FEB 27 2009

Washington, DC
106

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Board of Directors and Member of
AXA Distributors, LLC:

In planning and performing our audit of the financial statements of AXA Distributors, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

PRICEWATERHOUSECOOPERS

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2009

AXA Distributors, LLC

(A wholly owned subsidiary of Equitable Holdings, LLC)

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2008